AB 2/24

KH 2/18

11015765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 14 2011
WASH, DC
271

SEC FILE NUMBER
8-52618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Superior Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N168 W21931 Main Street
(No. and Street)

Jackson, WI 53037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Haese (262) 677-9036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Matthews, CPA, SC.
(Name – *if individual, state last, first, middle name*)

14040 W. Capitol Dr. , Brookfield, WI 53005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William R. Haese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Superior Financial Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA A. HAESE NOTARY PUBLIC STATE OF WISCONSIN

exp: 9/29/2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPERIOR FINANCIAL SERVICES. INC

ANNUAL AUDIT REPORT

DECEMBER 31, 2010 and 2009

SUPERIOR FINANCIAL SERVICES, INC.

YEARS ENDING DECEMBER 31, 2010 & 2009

TABLE OF CONTENTS

WILLIAM
MATTHEWS
C.P.A., S.C.

INDEPENDENT AUDITOR'S REPORT

January 31, 2011

To the Board of Directors of
Superior Financial Services, Inc.

We have audited the accompanying statements of financial position of Superior Financial Services, Inc. as of December 31, 2010 and 2009 and the related statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Management's procedures for safeguarding securities have also been reviewed. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Financial Services, Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Financial Position
As of December 31, 2010 and December 31, 2009

	December 31, 2010			December 31, 2009		
Assets	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash - note 3	$25,728		$25,728	$23,515		$23,515
Commissions and related Receivables- note 4	26,053		26,053	27,702		27,702
Securities at market	0		0	37		37
Other assets and receivables		101	101		64	64
Total Current Assets	51,782	101	51,882	51,254	64	51,318
Other Assets:						
Secuity deposit with clearing house	35,000		35,000	35,000		35,000
TOTAL ASSETS	$86,782	$101	$86,882	$86,254	$64	$86,318

Liabilities and Stockholders Equity

	December 31, 2010	December 31, 2009
Current Liabilities:		
Accounts Payable	$1,866	$2,134
Loans From Shareholder	$0	$0
Commission payable - note 5	30,722	23,033
Total Liabilities	$32,588	$25,167
Stockholders Equity:		
Common stock - no par value, 9,000 shares authorized; 200 shares issued and outstanding in 2007 and 2006 respectively - note 8	$10,000	$10,000
Additional paid in capital	95,231	95,231
Unrealized capital gain(loss)	(29,964)	(35,777)
Retained earnings (deficit)	(20,972)	(8,298)
TOTAL STOCKHOLDERS EQUITY	$54,295	$61,156
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$86,882	$86,322

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Operations and Retained Earnings (Deficit)
For the Years Ended December 31, 2010 and December 31, 2009

	For the Years Ended Dec.31 2010	2009
Revenue:		
Securities commissions - Listed stock	$ 0	$ 289
- OTC stock	144,385	139,732
- Mutual funds	66,089	68,965
-Mutual fund trails	167,149	152,667
-Municipal bonds	6,455	5,184
-OTC Bonds	15,869	30,776
- Options	7,089	6,417
Total securities commissions	407,036	404,030
Insurance commissions	0	2,856
Variable Products	98,754	107,684
CD commissions	0	211
Miscellaneous income	0	0
Total Revenues	505,790	514,782
Expenses:		
Salaries and payroll taxes	$ 83,593	$ 86,001
Commissions paid	388,864	389,970
Professional fees	0	500
Rental Expense	20,100	24,000
Quote service rental	1,030	960
Registration fees	9,251	8,699
Other general and administrative expenses	9,976	10,283
Total Expenses	512,814	520,413
Operating Income (Loss)	$ (7,024)	$ (5,631)
Other Income (Expense)		
Interest and dividend income	168	237
Realized asset depreciation (appreciation)	(5,818)	0
Bad debts	0	0
Total Other Income (Expense)	(5,650)	237
Net Income (Loss) for the Year	$ (12,673)	$ (5,394)
Retained Earnings - Beginning of Year	(8,298)	(2,904)
Equiity Distributions	0	0
Retained Earnings (Deficit) - End of Year	$ (20,972)	$ (8,298)

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Years Ended December 31, 2010 and December 31,2009

	For the Year Ended Dec. 31. 2010	2009
Cash flow from Operating Activities		
Net income (loss)	$ (12,673)	$ (5,394)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	0	0
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	1,649	(6,739)
Investment in common stock - trading, at cost	37	(31)
Other Assets	(37)	260
Accounts payable	(267)	(2,239)
Increase (decrease) in		
Commissions payable - note 5	7,689	2,428
Net cash provided by (used for) operating activities	(3,603)	(11,715)
Cash Flow from Financing Activities		
Increase in security deposits	0	0
Unrealized capital gain (loss)	5,817	(4)
Withdrawal of Capital	0	0
Net cash provided by (used for) financing activities	5,817	(4)
Net increase (decrease) in cash	2,214	(11,718)
Cash at beginning of year	23,515	35,233
Cash at end of year- note 3	$ 25,729	$ 23,515

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and DECEMBER 31, 2009

Note I - Summary of Significant Accounting Policies

Nature of Operations

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes

Income taxes are not provided for as the company has elected subchapter "S" status. Any tax liability is passed to the shareholders of the company on a prorata basis of ownership.

Advertising

Advertising costs are charged to operations when incurred.

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and DECEMBER 31, 2009

Note 2 - Corporate History

Superior Financial Services, Inc. was incorporated in 2000 and is registered as a licensed broker to deal in securities.

Note 3 - Cash

The following is a summary of cash as of December 31, 2010 and December 31, 2009
.

	December 31, 2010			Dec. 31, 2009
	Allowable	Non-Allowable	Total	Total
Checking	$ 795	$ 0	$ 795	$ 250
Money market	24,933	0	24,933	23,265
Risk trading account	0	0	0	0
Total	$ 25,728	$ 0	$ 25,720	$ 23,515

Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2010 and December 31, 2009.

December 12, 2010			December 31, 2009
Allowable	Non-Allowable	Total	Total
$26,053		$26,053	$27,202

Note 5 - Related Party Transactions: Due from (to) Associated Company

Rent

Superior Financial Services, Inc. leases office space on an informal month-to-month basis from an associated company (Haese Financial Group, Inc..)

For the years ended December 31, 2010 and December 31, 2009, rent expense of $20,100 and $24,,000 per year was incurred, respectively.

There were no rents payable as of December 31, 2010 and December 31,2009.

Note 6- Income Taxes

Superior Financial Services, Inc has elected Subchapter "S" status, and as such does not incur a tax liability. The owners of the company incur and pay the liability on their personal returns.

Note 7 - Net Capital

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are S5,000, for brokers who no not receive securities, and who do not generally carry customers' accounts. Superior Financial Services, Inc. has complied with the net capital requirements for the years ended December 31, 2010 and December 31, 2009.

Because Superior Financial Services, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 8 - Stockholders' Equity

For the years ended December 31, 2010 and 2009, there were 9,000 shares authorized of no par value common stock. For the years ended December 31, 2010 and 2009, there were 200 shares issued and outstanding respectively.

Note 9 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2010 and 2009, the company did not exceed the insured limit.

Note 10 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2010.

WILLIAM
MATTHEWS
C.P.A., S.C.

January 31, 2011

To the Board of Directors of
Superior Financial Services, Inc.

The accompanying financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Our audit of the basic financial statements was made for the purpose of forming an opinion on those statements taken as a whole. The accompanying financial information has been subjected to the same procedures applied to the audit of the related basic financial statements.

In our opinion, the accompanying financial information fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

SUPERIOR FINANCIAL SERVICES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2010 and December 31, 2009

	For the years ended December 31 2010	2009
Other General and Administrative Expenses		
Accounting	$ 5,415	$ 4,960
Dues and subscriptions	515	515
Bank fees	44	11
Equipment Rental	0	0
Insurance	1,365	1,834
Interest Expense	1	0
Amortization	0	0
Office supplies	0	29
Travel & entertainment	0	223
Postage	5	35
Taxes	49	50
Repairs, maintenance and property taxes	0	0
Telephone	2,581	2,626
Total Expenses	$ 9,976	$ 10,283

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2010 and December 31, 2009

	For the years ended December 31	
	2010	2009
Balance at beginning of year	$ 61,152	$ 66,550
Add: Net income (loss)	(12,673)	(5,394)
Unrealized capital gain(loss)	5,817	(4)
Changes in Capital	0	0
Balance at end of year	$ 54,295	$ 61,152

* * *

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
As of December 31, 2010 and December 31, 2009

	As of December 31	
	2010	2009
Balance at beginning of year	$ 0	$ 0
Increases		
Decreases		
Balance at end of year	$ 0	$ 0

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Computation of Net Capital
As of December 31, 2010 and December 31, 2009

		As of December 31 2010		2009
Total stockholders' equity per financial statement	$	54,295	$	61,152
Deduct: Haircuts		0		0
Deduct: Total nonallowable assets per statement of financial position		(101)		(62)
Net Capital	$	54,194	$	61,090

* * *

Computation of Excess Net Capital Requirement
As of December 31, 2010 and December 31, 2009

		As of December 31 2010		2009
Net Capital	$	54,194	$	61,090
Deduct: Minimum dollar net capital requirement-note 7		(5,000)		(5,000)
Excess Net Capital	$	49,194	$	56,090

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital As of December 31, 2010 and December 31, 2009

	As of December 31 2010	2009
Unaudited net capital per focus report	$ 54,194	$ 61,090
Adjustments to asset accounts-increase (decrease)		
Cash		
Adjustments to liabiltiy accounts-decrease (increase)	0	0
Audited net capital	$ 54,194	$ 61,090

* * *

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement As of December 31, 2010 and December 31, 2009

	As of December 31 2010	2009
Unaudited Excess Net Capital	$ 49,194	$ 56,090
Adjustments to asset accounts-increase (decrease)		
Cash	0	0
Adjustments to liabiltiy accounts-decrease (increase)	0	0
Audited Excess Net Capital	$ 49,194	$ 56,090

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital As of December 31, 2010 and December 31, 2009

	As of December 31 2010	2009
Unaudited net capital per focus report	$ 54,194	$ 61,090
Adjustments to asset accounts-increase (decrease)		
Cash		
Adjustments to liabiltiy accounts-decrease (increase)	0	0
Audited net capital	$ 54,194	$ 61,090

* * *

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement As of December 31, 2010 and December 31, 2009

	As of December 31 2010	2009
Unaudited Excess Net Capital	$ 49,194	$ 56,090
Adjustments to asset accounts-increase (decrease)		
Cash	0	0
Adjustments to liabiltiy accounts-decrease (increase)	0	0
Audited Excess Net Capital	$ 49,194	$ 56,090

The accompanying notes are part of these financial statements

WILLIAM
MATTHEWS
C.P.A., S.C.

January 31, 2011

To the Board of Directors of
Superior Financial Services, Inc.

Subject: Internal Accounting Control

We have audited the financial statements of Superior Financial Services, Inc. for the year ended December 31, 2010 and have issued our report thereon dated January 31, 2011.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of Superior Financial Services, Inc, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of Superior Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation; that we consider to be material weakness as defined above.

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712